SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

ACCELRYS, INC.

(Name of Subject Company)

ACCELRYS, INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

 (Title of Class of Securities)

00430U103
(CUSIP Number of Class of Securities)

Max Carnecchia
Chief Executive Officer
Accelrys, Inc.
5005 Wateridge Vista Drive
San Diego, California 92121-1761
(858) 799-5000

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Carl R. Sanchez

Scott E. Oross
Paul Hastings LLP
4747 Executive Drive, 12th Floor
San Diego, California 92121
(858) 458-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) previously filed by Accelrys, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 13, 2014 relating to the offer by (i) Dassault Systèmes SA (“Dassault Systèmes SA”), a French corporation with limited liability, (ii) Dassault Systemes Americas Corp., a Delaware corporation and wholly owned indirect subsidiary of Dassault Systèmes SA (“Parent”), and (iii) 3DS Acquisition Corp., a Delaware corporation and wholly owned direct subsidiary of Parent (“Purchaser”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (such shares being hereinafter collectively referred to as the “Shares”), at a price per Share of $12.50, net to the seller in cash, without interest, and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2014 and the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Dassault Systèmes SA, Parent and Purchaser with the SEC on February 13, 2014, each of which may be amended or supplemented from time to time.

Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the item in this Amendment No. 4.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

By inserting the following new paragraph immediately after the first paragraph under the section entitled “Transaction Litigation” on page 58 of the Schedule 14D-9:

“On February 21, 2014, a second putative class action lawsuit was filed in the Court of Chancery of the State of Delaware by a purported stockholder of Accelrys, on behalf of the stockholders of Accelrys, challenging the proposed Transactions. The lawsuit names Accelrys, the members of the Accelrys Board, Dassault Systèmes SA, Parent and Purchaser as defendants. The complaint generally alleges, among other things, that the members of the Accelrys Board breached their fiduciary duties to the Accelrys stockholders in connection with the proposed Transactions by facilitating the acquisition of Accelrys for inadequate consideration and through a flawed sales process, agreeing to unfair deal protection devices that will preclude other bidders from making competing offers and misrepresenting and failing to disclose in the Schedule 14D-9 material information necessary for the Accelrys stockholders to decide whether to tender their Shares pursuant to the Offer or seek appraisal. The complaint further alleges that the other defendants aided and abetted the alleged breach of fiduciary duties. The complaint seeks, among other things, (i) injunctive relief enjoining the defendants from consummating the Transactions pursuant to the terms of the Merger Agreement, (ii) injunctive relief enjoining the Merger Agreement as invalid and unenforceable, or in the alternative, amending or enjoining the deal protection provisions of the Merger Agreement as necessary to ensure a full and fair sales process for the benefit of the plaintiffs, and unless or until the defendants disclose all material information to the Accelrys stockholders, (iii) damages, (iv) imposition of a constructive trust in favor of the plaintiffs with respect to any benefits improperly received by the defendants as a result of their alleged wrongdoing and (v) recovery of attorneys’ fees and other fees and costs.”

By amending and restating the second paragraph under the section entitled “Transaction Litigation” on page 58 of the Schedule 14D-9 in its entirety as follows:

“If the plaintiffs are successful in obtaining the injunctive relief sought, we may be unable to consummate the Transactions pursuant to the terms of the Merger Agreement in the expected timeframe, or at all. Each of Accelrys, the Accelrys Board, Dassault Systèmes SA, Parent and Purchaser believes the respective allegations against them in the complaints are wholly without merit, and each of them intends to vigorously defend against those allegations.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCELRYS, INC.

By:	/s/ Jason Gray
Jason Gray
Senior Vice President, General Counsel and Corporate Secretary

Date: February 24, 2014

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